Exhibit 99.3

Sustainability & P|ESG Report 2023 www.ascendispharma.com

Welcome to the Ascendis Pharma Sustainability & P|ESG Report 2023 4 A message from our Executive Management Team 5 Our Business 8 Sustainability & P|ESG Highlights 2023 10 Our Sustainability & P|ESG Approach 16 Patients 24 Environmental 30 Social 38 Governance 48 Sustainability & P|ESG Ambitions 2024 As part of the Ascendis Pharma A/S 2023 Annual Report, this report outlines the Sustainability and what we refer to as Patient, Environmental, Social and Governance (P|ESG) reporting activities for all Ascendis Pharma Group entities. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Diversity) and Section 99d (Data Ethics) of the Danish Financial Statements Act.

A message from our Executive Management Team Ascendis Pharma remains committed to applying our TransCon™ technology platform, as we continue to grow as a biopharmaceutical company with a primary focus on enhancing patients’ lives. Guided by our Vision 3x3 – building a leading global biopharma company and our commitment to patients, science and passion, we are determined to fulfill our mission by developing therapies that address unmet medical needs. Our commitment to responsible corporate governance underscores our dedication to delivering safe and effective medicines to people who rely on our products. As we continue to grow, we also recognize that our influence on local and global communities and environments expands. A natural part of this development is to review our concept of ESG materiality – a fundamental approach for assessing where we have the most impact, and what matters most to our stakeholders. By embedding ESG materiality, we aim for our Sustainability and P|ESG Reporting framework to evolve alongside our growth as a company and corporate citizen, addressing the concerns and expectations of our stakeholders. This report serves as a reflection of our 2023 performance and a glimpse into our future aspirations, as we advance our Sustainability and P|ESG agenda. We extend our gratitude to all who contribute to this journey. P|ESG

Our Business Ascendis Pharma, founded in 2007, is a fully integrated biopharma company with a strong focus on addressing real, unmet medical needs. Guided by our core values of Patients, Science and Passion, we create new products with best-in-class potential based on a strong scientific rationale by applying our TransConTM technology platform. Our TransConTM technology combines prodrug and sustained release technologies with the goal of optimizing safety, tolerability, efficacy and convenience in our therapeutic areas of Endocrinology Rare Disease, Oncology and Ophthalmology. We use Contract Research Organizations (CROs) to support our research initiatives and clinical trials, and we use Contract Development and Manufacturing Organizations (CDMOs) to manufacture finished drug products of our proprietary TransConTM product candidates intended for clinical or commercial use, as we do not maintain the capability to manufacture finished drug products. In addition, we rely on third party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. This setup strengthens our scalability and flexibility and ensures efficient use of resources, e.g., the need for financial capital allocated to research and manufacturing. We have a growing portfolio of products, with two products currently approved. One product (Skytrofa®) launched in the United States as well as in Germany, and a second product (Yorvipath®) expected to be launched in Germany early 2024. In addition, we have three product candidates in clinical development in rare endocrine diseases and two product candidates in clinical development in oncology. With an expanding global presence, we are positioned to reach patients around the world. In the United States, we have established a multifaceted organization to support our ongoing commercialization and serve as foundation for future Endocrinology Rare Disease product launches. We are furthermore expanding our presence in Europe by building integrated organizations in select countries and through established distribution channels in other countries. In other markets throughout the world, we plan to establish a commercial presence through distribution partners with local expertise and infrastructure. As a company, we strive to make meaningful improvements in patients’ lives. We make business decisions based on patient needs, and we do our best every day to realize our products’ benefits for the patients. We are driven by science and data and dedicated to being curious and diligent when innovating, developing and improving products and processes.

Redwood City, US – Research site Princeton, US – Commercial 2007 Palo Alto, US Founded in – Office Copenhagen, Denmark 879 employees across 6 sites 2015 Publicly listed on Nasdaq 2015 Listed on Nasdaq 2007 2009 TransCon PTH is formed Transition from Launch of endocrinology TM Ascendis Pharma pre-clinical to clinical pipeline TransCon is founded company Vision 2020 Technology Platform 2008 2014 TransCon hGH TransCon CNP is formed is formed

Heidelberg, DE
– Research site
Munich, DE
– Commercial
Copenhagen, DK
– HQ
Shanghai, CN
– VISEN Pharmaceuticals
– Partnership
Tokyo, JP
– Teijin Group
– Partnership

2018
Launch of Oncology pipeline
Partnership with VISEN Pharmaceuticals

2019
Vision 3x3

2021
Approval of TransCon hGH in the US
Establishment of commercial presence in the US

2022
Approval of TransCon hGH in the EU

2023
Approval of TransCon PTH in the EU
Establishment of commercial presence in the EU
Partnership with Teijin Group

Environmental Initiated collection of Scope 1 & 2 greenhouse gas emissions data. Improved freezing processes to reduce greenhouse gas emissions in our laboratories in Heidelberg. Initiated a pilot project for the collection of greenhouse gas emissions data from the largest Contract Development and Manufacturing Organizations (CDMOs) of our commercial supply chain. Continued development of our program focusing on environmental aspects in our supply chain, including distribution of self-assessment questionnaires among our largest commercial CDMOs, and development of a heatmap of key environmental impacts. Sustainability & P|ESG Highlights In 2023, we restructured our governance model to promote a more streamlined to future requirements. Patients Launched the Compassionate Use Program for our investigational product candidate TransCon PTH in Germany and enrolled our first patients. Launched and began recruitment of physician sites and patients with hypoparathyroidism for the US Expanded Access Program for TransCon PTH. Launched Skytrofa registries in the United States and enrolled our first patients. Developed supporting relationships with Patient Advocacy groups and engaged further with professional organizations.

2023 and agile decision-making process and are currently aligning our key topics Social Successfully hired and on-boarded 224 employees. Continued focus on the attraction and retention of talent. Updated our global recruitment process to prioritize not only professional competencies but also a teams and culture fit. Continued focus on leadership development to enable the development, performance and well-being of our people. Joined the Pharmaceutical Supply Chain Initiative (PSCI) and took steps to align with its Principles for Responsible Supply Chain Management. Governance Further developed our global compliance framework for local adaptation in new markets. Reviewed and updated our Code of Business Conduct & Ethics. Implemented a due diligence process to assess sales and distribution partners’ ability to follow required standards. Expanded animal welfare audits to include suppliers of biological materials to determine whether they are complying with the Ascendis Pharma global animal welfare standards. A mandatory ethical review of all animal study plans has been implemented to safeguard the ethical use and care of research animals.

Our Sustainability & P|ESG Approach

Our Sustainability and P|ESG Reporting centers around four areas; Patients | Environmental, Social and Governance (P|ESG) and aims to secure our environmental and social license to operate through responsible corporate governance processes to the benefits of patients.

About this Report

The Ascendis Pharma 2023 Sustainability & P|ESG Report reflects our continued commitment to transparency and accountability, as we progress towards aligning with upcoming regulations, including the European Union's Corporate Sustainability Reporting Directive (CSRD), and stakeholder expectations. This has prompted the introduction of new topics to the report and reduced emphasis on certain elements from previous years' reports.

Based on appropriate due diligence of our business, this report showcases ESG material topics to Ascendis Pharma, our risks, our policies and processes, and our performance and forward-looking ambitions in the realms of Patients, Environmental stewardship, Social impact and responsible corporate Governance.

Within each area, you will also find status updates indicating our progress towards the ambitions we set last year. Due to our corporate environment being fast-paced and agile, shifts in our goals may occur throughout the year. In this report, you may find new ambitions in the status updates that were not initially set, and ambitions that were subsequently not fully met. This reflects our adaptability and responsiveness to the dynamic nature of our business landscape.



Vision & Values
Patients
Clinical Trial Safety & Diversity
Product Safety & Quality
Access to Medicine
Patient & Caregiver Engagement
Grants & Donations
Environmental
Climate
Partners & Suppliers
Social
Employee Engagement and Development
Health & Safety
Diversity, Equity & Inclusion
People in Value Chain
Human Rights
Governance
Business Conduct & Ethics
Anti-Corruption & -Bribery
Responsible Marketing
Policy Advocacy
Data Governance
Animal Welfare
Due Diligence, Double Materiality
Reporting & Communication

We appreciate your understanding of our commitment to staying flexible in pursuit of corporate responsibility.

While certain matters discussed in this report may be significant, any significance should not be read as necessarily rising to the level of materiality, as that concept is used for the purposes of our compliance and reporting pursuant to the United States federal securities laws and regulations. The concept of materiality used in this report, including where we use the word "material" or "materiality," is informed by the interests of various stakeholders and other definitions of materiality, some of which may require that we use a level of estimation and assumption that may make the resulting disclosures inherently uncertain.

Method & Disclaimer

As part of the Ascendis Pharma A/S 2023 Annual Report, this report outlines the Sustainability and P|ESG activities for all Ascendis Pharma Group entities in 2023. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Gender Diversity at Group Level) and Section 99d (Data Ethics) of the Danish Financial Statements Act.

P|ESG Governance

Sustainability & P|ESG Reporting is overseen by the Ascendis Pharma Ethics & Compliance Committee, which comprises members of Senior Management, including our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Administration Officer and Vice President Compliance, Risk & Corporate Responsibility.

This year, we have adjusted our governance model in order to promote a more agile, interactive and streamlined decision-making process.

Our Sustainability & P|ESG agenda is driven by the Sustainability & P|ESG Team, as well as allocated resources in our Supply Chain, Business Administration and Finance departments, to incorporate the line of business and subject experts throughout the company.

The Sustainability & P|ESG Team drives the development and implementation of the Sustainability and P|ESG Reporting framework by working closely with the line of business and with subject matter experts throughout the company.



Board of Directors
OVERSIGHT
Ethics & Compliance Committee
Sustainability & P|ESG framework owner and Oversight
Responsible for review and decisions
DRIVER
Sustainability & P|ESG Team
Corporate Responsibility
Supply Chain
Dedicated resources in Administration and Finance
Drive the Sustainability & P|ESG framework and reporting
Develop and facilitate future framework to ensure compliance
ENGAGED
Involved Stakeholders in the entire organization
Provide subject matter expertise when requested
Content owners for their specific part of the P|ESG report

Material topics Each year, we conduct a materiality assessment which enables us to diligently identify and prioritize the most significant environmental, social and governance issues. By understanding and addressing these issues, we aim to align our sustainability efforts to our commitment to responsible governance and our stakeholders’ expectations. In the following section, an overview of these topics is presented and further described throughout the report. Patients Clinical Trial Safety Page 18 Clinical Trial Diversity Page 18 Product Safety and Quality Page 19 Access to Medicine Page 20 Patient and Caregiver Page 21 Engagement Grants & Donations Page 22 Environmental Climate Page 27 Social Employee Engagement & Page 33 Development Health & Safety Page 33 Diversity, Equity & Inclusion Page 34 People in Supply Chain Page 36 Human Rights Page 36 Governance Business Conduct & Ethics Page 40 Anti-Corruption & -Bribery Page 42 Responsible Marketing Page 43 Data Governance Page 44 Policy Advocacy Page 44 Animal Welfare Page 46

Maintaining the safety and well-being of trial participants during clinical research while collecting accurate data on effectiveness and potential side effects of our products. Improving diversity and inclusion in clinical trials to ensure the effectiveness and safety of medicines are tested across various demographic groups. Maintaining the highest standards in the development, manufacturing and distribution of pharmaceutical products to ensure their safety, efficacy and consistency. Supporting the ability of patients to obtain and afford the medicines they need for the prevention, diagnosis, treatment and management of their medical conditions, including availability, affordability and appropriateness of treatments. Actively involving patients and their caregivers in decision-making processes, clinical trials and healthcare solutions to improve patient-centered care. Providing funding to external stakeholders to support research, information and education that will directly or indirectly benefit patients, the scientific and/or medical community. Mitigating and adapting to the impacts of climate change, including reducing greenhouse gas emissions, conserving resources and promoting sustainability in operations and supply chains. Nurturing a workforce that is engaged, skilled and motivated by offering opportunities for professional growth, fostering innovation and promoting a positive workplace culture. Prioritizing the well-being of employees by implementing comprehensive health and safety measures in all aspects of our business. Fostering an inclusive workplace culture that values diversity, ensures equal opportunities for all and promotes a sense of belonging for all employees. Addressing the impact of Ascendis Pharma’s operations on various stakeholders within the value chain, including suppliers, distributors and local communities. Respecting and upholding fundamental human rights in all business activities and supply chain operations, ensuring fair treatment and ethical conduct. Upholding high standards of ethical behavior and integrity in all aspects of our business, including interactions with customers, competitors and stakeholders. Implementing applicable anti-bribery and anti-corruption measures to ensure transparent, ethical and lawful business practices. Promoting pharmaceutical products in an honest, ethical and responsible manner, adhering to industry standards and regulations. Upholding the responsible collection, storage and use of data, while safeguarding the privacy and security of sensitive information. Engaging in advocacy efforts to support policies and regulations that promote public health and access to medicines Safeguarding the ethical treatment and welfare of animals involved in research, development and testing processes.

P|ESG Risks As part of our business model, we are exposed to environmental, social and governance (ESG) related risks. Managing the P|ESG risks with potential to impact our business operations, supports us in mitigating business disruption as well as safeguarding the reputation of Ascendis Pharma. When identifying our priority P|ESG related risk areas, we align with our Enterprise Risk Management (ERM) work. For each of these risk areas, we diligently assess the potential impact and aim to define adequate mitigating actions. Risk Description Effective product innovation is at the core of our mission to address unmet medical needs. The challenge of managing product Patients innovation effectively presents a risk to our operations and strategic objectives. The inherent risk in outsourcing a significant portion of our operations to Contract Development and Manufacturing Chain Organizations (CDMOs) and Contract Research Organizations (CROs) lies in the Value potential uncertainty and exposure to non-compliance with applicable laws and regulations by our suppliers and partners. Our laboratory operations have the potential to generate a negative environmental impact, posing a risk to our environmental Environmental Impact responsibility. As our manufacturing is entirely outsourced, the primary risk pertains to our supply chain, emphasizing the need to ensure compliance Human Rights with human rights standards in our external collaboration in order to maintain our ethical standing. Our rapid growth relies on the continuous input of knowledge and expertise from all employees. The key challenge lies in attracting and retaining top talent in a very Attraction Retention competitive landscape. Employee and The risk of employee misconduct, including failure to adhere to applicable legislation, international codes and requirements, presents potential legal, financial and Business Conduct reputational hazards to Ascendis Pharma. Improper interactions with or payments to Healthcare Professionals (HCPs), Healthcare Organizations (HCOs) and patients pose a Responsible Marketing significant risk.

Impact	Mitigating Actions
Ineffective management of product innovation may impede our ability to develop therapies, resulting in delayed or reduced access to critical treatments for patients.	We focus on fostering product innovation through rigorous research and development. Additionally, we actively engage with patients to gain insights into their needs and ensure that our innovations align with their best interests.
Potential non-compliance by our suppliers and partners with relevant laws and regulations could lead to operational, legal, financial and reputational consequences for Ascendis Pharma.	We prioritize responsible sourcing and maintain compliance requirements within our contractual agreements with suppliers. In addition, we focus on ongoing training and awareness to prevent non-compliance issues. Our Whistleblower Hotline is accessible to both employees and business partners, providing a platform to report any illegal or unethical behavior.
Potential negative environmental impacts from our laboratory operations may result in adverse consequences, including regulatory non-compliance, environmental damage and reputational harm.	We strive to comply with applicable environmental regulations and standards to ensure that our laboratory operations remain in compliance. In addition, safety plans are in place combined with regular maintenance of equipment.
Even though our current assessment deems the risk as low, as most of our suppliers are in OECD countries, a potential breach of human rights in our supply chain could negatively impact our license to operate and stakeholder trust, leading to legal and reputational repercussions.	To prevent human rights violations in our organization, we engage in training and awareness programs and have an accessible Whistleblower Hotline that allows both employees and business partners to report any illegal or unethical behavior.
Failing to attract and retain employees could hinder our capacity for innovation and advancement.	We prioritize employee development and well-being, and aim to cultivate an exciting, dynamic workplace with equal opportunities that fosters a culture of growth and development. Our strategy focuses on retaining talent by granting significant responsibilities in their roles and providing pathways for both personal and professional growth, enabling individuals to reach their full potential within our organization. We complement this with competitive compensation packages, including both long- and short-term incentives.
Employee misconduct may lead to civil and/or criminal penalties, industry sanctions and damage to our reputation, affecting all individuals associated with our organization.	In order to promote a culture of compliance and ethical conduct within our organization, we ensure that all employees are well informed about both internal and external requirements. We provide comprehensive on-boarding and ongoing training to our employees. This includes regular training in our Code of Business Conduct & Ethics, and specialized awareness training for employees with higher risk exposure.
Improper interactions with or payments to HCPs, HCOs or patients can have regulatory, legal and reputational consequences and could potentially jeopardize our ability to effectively engage with HCPs, HCOs and Patients and market our products.	We provide all employees training in interactions with HCPs as part of the annual Code of Business Conduct & Ethics training. Additionally, employees, who are in direct contact with HCPs, HCOs, government officials, patients and caregivers, undergo specialized training during on-boarding and continuous awareness and compliance training.

Our unwavering commitment to the unmet needs of patients is at the heart of every decision we take. We are dedicated to realizing the full potential of our products and their benefits. Our patient-centric approach is not just a part of our mission and core values, but a guiding principle that shapes our every action to make a meaningful and positive impact in the lives of patients. This commitment is at the core of everything we do, from the development of safe and effective medicines to their responsible commercialization. The Patients chapter encompasses a dedicated view of our commitment to patients, covering the following topics: • Clinical Trials • Product Safety & Quality • Access to Medicine • Patient & Caregiver Engagement • Grants & Donations In addition, you will find insights into our overarching business governance and policies. For a comprehensive view, we invite you to refer to our Code of Business Conduct & Ethics, which includes an array of publicly available policies. Clinical Trials Clinical Trial Safety, Data Integrity and Transparency As a science-based company, we are dedicated to conducting trials with high quality and respect for the participants and the scientific hypothesis being evaluated. Ascendis Pharma aims to follow the principles of the Declaration of Helsinki and all relevant ethical standards, laws and regulations when conducting clinical trials with patients or volunteers. Our priority is to safeguard the rights, safety and well-being of all participants. P|ESG To protect the integrity of clinical data and outcomes, we have established robust processes for collecting, processing, monitoring and analyzing information. In many instances, we collaborate with third party vendors who act on our behalf. We hold them to the same high standards as we do ourselves. Before partnering with them, we carefully assess their commitment to quality and compliance. Afterward, we monitor that these standards are met through established oversight and audit processes. This monitoring involves various levels of the organization, including senior management through vendor governance models. We believe in clinical trial transparency as a scientific, ethical and legal commitment and are fully dedicated to disclosing clinical trial designs, results and outcomes through relevant channels, including scientific journals, conferences and public databases. Clinical Trial Diversity We recognize the importance of diversity and representation in clinical trials. In this context our company, operating within the rare disease domain, faces both challenges and opportunities. Generally, targeting a diverse patient population can be challenging or even impossible due to the limited number of individuals affected by rare conditions. However, operating in the rare-disease space has led us to expand our search internationally to identify patients who meet the study criteria and are eligible to participate in clinical trials. This approach has enabled us to diversify the backgrounds, ethnicities and nationalities of patients involved in the trials. Since patients with rare disease are often seen and treated at only a few national centers, we offer reimbursement of travel expenses incurred by trial site visits. Combined with patient community involvement, this expands the geographic uptake potential in individual countries.

We remain committed to exploring innovative approaches such as decentralization of clinical trials, which includes elements like eConsent, home nurse services, shipping of study drug directly to patients and virtual site visits. Such approaches can help broaden our reach, but may also introduce other risks and compliance considerations, which must be carefully assessed prior to implementation. It is crucial to acknowledge the broader systemic issue at play in terms of identifying sites with access to diverse populations. This challenge extends beyond our company and calls for collective industry action to enhance outreach and inclusivity. Product Safety & Quality Product Safety At Ascendis Pharma, patient safety is key. We strive to diligently adhere to all applicable health and safety laws so that our products consistently meet the standards of safety, efficacy and quality. Our commitment to patient safety extends to evaluation of adverse events associated with our products and services. We have established robust mechanisms for the collection and processing of adverse events in our Global Safety Database. In addition, we conduct comprehensive analysis of aggregate adverse event reports and engage in signal detection activities to identify potential safety risks within the data. Any identified risks undergo thorough assessment to determine their validity, and we take decisive actions to mitigate potential risks. This includes notifying healthcare professionals, health authorities and the public when deemed necessary. We continually monitor reported adverse events and offer regular updates and guidance, as necessary. To uphold the high standards of product safety, we strive to conduct thorough investigations and implement corrective and preventative actions, as necessary. Furthermore, we provide regular pharmacovigilance training to both our internal and external stakeholders to reinforce our unwavering commitment to product safety performance. These efforts not only safeguard the health and well-being of the patients who rely on our products, but also enable us to provide healthcare professionals with up-to-date and accurate information regarding the safety of our products. We adhere to the following quality and safety policies and procedures: • Good Clinical Practice (GCP) • Good Laboratory Practice (GLP) • Good Manufacturing Practice (GMP) • Good Distribution Practice (GDP) • Good Pharmacovigilance Practice (GVP) • Requirements for the development of combination products For publicly disclosed information, kindly see pages 14-17 in our Code of Business Conduct & Ethics. Product Quality At the core of our operations, our Quality Management System (QMS) envelops the Good Practice (GxP) activities of our company, informed by both regulatory requirements and industry best practices. This system remains a dynamic, ever-improving entity, sustained through the continual cycle of Corrective and Preventive Action (CAPA) procedures, regular quality assessments and valuable insights from our user organization. Our dedicated Global Quality Assurance team consistently revises policies and procedures, conducts thorough training and enforces rigorous internal audit processes. Furthermore, we extend our commitment to quality by subjecting our Contract Development and

Manufacturing Organizations (CDMOs) to comprehensive GxP and regulatory audits. This oversight, along with continuous feedback, contribute to a continuous improvement towards product quality. Notably, our QMS is governed by patient-centric risk management processes to ensure the utmost consideration for patient safety and well-being. Access to Medicine At Ascendis Pharma, we are dedicated to accelerating the availability of our innovative medicines to patients. To this end, over the course of 2023 we have expanded our resources to better facilitate the introduction of new products to the market and eliminate access-related obstacles that could act as barriers for patients and their healthcare providers. Expanded Access Program In 2022, Ascendis Pharma initiated an Expanded Access Program (EAP) for TransCon PTH investigational therapy in the United States. The EAP was established in agreement with the FDA to meet the needs of patients with hypoparathyroidism where no other treatment options were available or feasible. The EAP is being executed in anticipation of an eventual approval of palopegteriparatide in the United States. It is implemented by Ascendis Pharma via a treatment protocol for multiple patients with hypoparathyroidism. The protocol serves as a guide for the treatment of patients who, in the opinion of their treating physicians, are not adequately managed by conventional therapy, require treatment with PTH and meet the FDA sanctioned treatment protocol criteria. The EAP program is ongoing with over 27 approved participating sites. Expanded Access is per the United States Food and Drug Administration (FDA) regulation a potential pathway for a patient with a serious or immediately life-threatening disease or condition to gain access to an investigational medical product (drug, biologic or medical device) for treatment outside of clinical trials, when no comparable or satisfactory alternative therapy options are available. Compassionate Use Program In 2023, Ascendis Pharma opened the Compassionate Use Program (CUP) for adult patients with hypoparathyroidism, following permission from Germany’s Federal Institute for Drugs & Medical Devices. The CUP allows treating physicians in Germany to request TransCon PTH for adult patients with hypoparathyroidism whose clinical condition, in the opinion of the treating physician, cannot be adequately treated with currently approved products or they cannot participate in any of the on-going clinical trials with palopegteriparatide. The CUP was met with great interest by the healthcare providers in Germany, and several patients are under treatment now awaiting commercial launch of the approved drug. In Germany, access to medicinal products that have not yet received a marketing authorization may be allowed if sufficient indications of the efficacy and safety of the medicinal product exist, and if a clinical trial is being conducted, or if an application for a marketing authorization has been submitted to the European Medicines Agency (EMA).

Ascendis Signature Access Program (Aâ™¦Sâ™¦Aâ™¦P) In 2021, when we launched our inaugural commercial product in the United States, we simultaneously introduced the Ascendis Signature Access Program. This program has evolved specifically to address and conquer the challenging market dynamics encountered in 2023. Its primary goal was to offer support to patients and their families encompassing enrollment assistance, benefit verification and comprehensive product use training in the midst of product shortages experienced in the marketplace in the United States. Furthermore, within the United States, our teams have remained steadfast in their commitment to bolster payer coverage. Additionally, we have expanded the scope of the Ascendis Signature Access Program to encompass additional programs aimed at providing ongoing support for patients who have initiated treatment. This sustained engagement strategy not only aligns seamlessly with our overarching corporate vision but also underscores our dedication to overcoming the access barriers prevalent in United States healthcare systems. We have diligently augmented our resources to prepare for the seamless introduction of new products to the market in the United States and to specific global markets. Simultaneously, we have redoubled our efforts to eliminate access-related obstacles that continue to challenge both patients and healthcare providers. Business & Distribution Partners In 2023, we have had strong focus on the establishment of a global commercial presence for our Endocrinology Rare Disease area, including engaging with Business and Distribution Partners in many countries around the world. Patient & Caregiver Engagement The most profound understanding of the disease journey comes from patients, their families, caregivers and organizations advocating on their behalf. In order to comprehend their unique needs and experiences, we collaborate with an array of patient support and advocacy organizations. By doing so, we can more firmly root our actions and decisions in the patient perspective with the ultimate goal of realizing the full benefits of our products for the patients. Throughout the year, we have continued to interact with patient advocacy groups. In 2023, we took steps to support the growth and capacity of these organizations by fostering collaboration and knowledge-sharing among key stakeholders. This collaborative approach allows us to work collectively toward shared goals in partnership with patient and caregiver communities. As we launch our first commercial product in the European market, Germany, we recognize the importance of expanding our reach to patient communities. We aim to assist them in their unmet medical needs, while keeping our relationships with patients and patient organizations strictly ethical, professional and non-promotional. Our collaborations are conducted openly, credibly and in compliance with all applicable laws, regulations, industry codes and our internal guidelines. Patient Support Program Ascendis Pharma has developed a Patient Support Program (PSP) in Germany to address the challenges associated with medication adherence and to support optimal treatment outcomes. The need for such a program arises from the observed struggle of patients to correctly take their prescribed medication.

Research indicates that the patient’s ability to overcome practical barriers to observance is a primary influencer of adherence. The use of our Auto-Injector may be perceived as such a practical barrier. We aim to increase the level of perceived device convenience to remove that barrier. The PSP aims to support patients on how to use the Auto-Injector in an effective and compliant way. The content of the PSP ranges from preparing the injection, to performing the injection maneuver correctly. Live training sessions are a core component of the program facilitated by a demonstration Auto-Injector device and complemented by visual materials such as Instructions for Use, Quick Reference Guides and training videos. By implementing this program, Ascendis Pharma aims to empower patients and caregivers to ensure that practical obstacles are overcome, and adherence to the prescribed medication is optimized for improved treatment efficacy and enhanced quality of life. Patient Registry In 2022, Ascendis Pharma began the process of developing a non-interventional observational patient registry, recruiting via the treating physician pediatric patients that have been prescribed Skytrofa. The registry will recruit patients for up to 5 years from initiation and follow up for up to an additional 5 years from the last participating patient. The purpose of the registry is to advance the understanding of Skytrofa in a diverse and larger real-world population. We expect that the data collected over the 10-years’ period will increase the understanding of longer-term benefits/risks, potentially contribute to clinical guidelines and provide value to multiple stakeholders. Grants & Donations At Ascendis Pharma, we provide grants and donations for organizations and projects within our therapeutic areas and with the purpose of supporting healthcare, scientific research and educational activities. Grants are provided for medical and scientific research, independent education, fellowships and collaborative studies, while our donations focus on enhancing healthcare without commercial ties. Our Grants Review Committee reviews requests to confirm that the activities and projects we support are relevant, legitimate and will benefit patients and/or healthcare. In 2023, we have supported a variety of activities including continued medical education for healthcare professionals. We strongly believe that continued education of HCPs is key for enhancing patient care, and we provide our support without any expectation of reciprocal benefits.

2023 Sustainability and P|ESG Reporting Ambitions – Status		
Ambition	**Status**	**Description**
Launch Early Access Program for our investigational product candidate TransCon PTH in select EU countries.	Achieved	Launched the Compassionate Use Program in Germany for early access to our TransCon PTH and enrolled our first patients.
Launch and begin recruitment of physician sites and patients with hypoparathyroidism for the US Expanded Access Program for TransCon PTH.	Achieved	Launched the Expanded Access Program under a Treatment IND for early access to our TransCon PTH with multiple sites participating and patients enrolled.
Initiate enrollment of patients in our patient registry.	Achieved	Launched Skytrofa registries in the United States to gain an understanding of longer-term benefits/risks, potentially contribute to clinical guidelines and provide value to multiple stakeholders. We have already enrolled our first patients.
Develop supporting relationships with patient advocacy groups, as well as further engagement with professional organizations.	Achieved	Developed substantive relationships with a number of patient support and advocacy organizations and encouraged collaboration among groups of similar and complementary interests, thus ensuring our focus begins and ends with the patients and their unmet needs.
Conduct an impact, risk and opportunity assessment to identify key patient priorities within the scope of our Sustainability and P|ESG Reporting framework.	In progress	We are still in the process of developing our updated P|ESG strategy, which will include a double materiality assessment.

2024 Sustainability and P|ESG Ambitions
Expand our global presence to reach patients around the world.
Conduct a double materiality assessment to identify key patient priorities within the scope of our Sustainability and P|ESG Reporting framework.
Launch a Patient Support Program in Germany and Austria for chronic hypoparathyroidism patients to significantly improve patient support and treatment outcomes.
Launch an Ascendis Pharma umbrella brand overarching our patient-centric initiatives to reflect our values and commitment and emphasize our dedication to prioritizing patients and their well-being at the heart of our efforts.
Build Ascendis Pharma's reputation as a rare disease industry leader by identifying patient-centric, multi-stakeholder inclusive priorities.
Advance initiatives within the advocacy environment by listening, learning and leveraging insights to uplift rare disease communities.

Environmental Policy As a biopharmaceutical company, we recognize our potential to impact our physical environment. We therefore commit to working towards the preservation of the environment through identifying and implementing sustainable business processes. Our long-term commitment involves fostering internal awareness through training, engaging with stakeholders, and establishing objectives with key performance indicators, which we monitor and report on to enhance our environmental performance. Long-term focus areas include: • Greenhouse gas reduction • Hazardous waste management • Biodiversity • Energy efficiency • Efficient water management See our full Environmental Policy in our Code of Business Conduct & Ethics. In Ascendis Pharma, we recognize the importance of environmental considerations within the scope of our operations. While we do not own manufacturing sites, we are diligent in taking steps to manage our environmental impact, including addressing any regulatory obligations, and we expect the same commitment from our supply chain and operational partners. Our present office spaces and laboratories are leased facilities, and we operate with a focus on sustainability within these spaces. We do not own or directly manage manufacturing sites, but we partner with Contract Development and Manufacturing Organizations (CDMOs), suppliers and third party entities to achieve our objectives. We also engage with Contract Research Organizations (CROs) to support our research initiatives. Though we are still in the process of assessing our environmental impact, we work towards reducing resource consumption and mitigating emissions from our business activities. Our commitment to environmental awareness and responsible practices is aligned with our dedication to regulatory compliance. We strive to conduct our business with respect for the environment and in accordance with applicable laws, regulations, relevant industry codes, international requirements and our internal guidelines. We furthermore expect the same level of commitment from our network of partners and suppliers. In this year’s report, the Environmental chapter covers the following topics: • Climate Impact • Suppliers & Business Partners As we continue to evolve, we aspire to enhance our sustainability efforts across our supply chain and business activities towards a more environmentally responsible future while upholding the highest standards of regulatory compliance.

Climate Impact While we do not own or operate manufacturing sites, our commitment to climate responsibility extends throughout our operations and the spaces we occupy. Our current office spaces and laboratories, situated in leased facilities, represent key areas where we actively implement sustainability measures. While we initiated collection of our Scope 1 & 2 emissions data, we are still in the process of gathering the remaining data needed to provide a comprehensive and precise representation of our environmental impact. In 2023, we conducted a pilot project to collect greenhouse gas emissions data from our largest CDMOs and logistics providers in the upstream and downstream value chain of our first commercially approved product. Within the sphere of climate responsibility, our focus remains on reducing resource consumption and emissions from our business activities and further strengthening our commitment to regulatory compliance. We actively seek to align our partners and suppliers with our vision for sustainability and foster an environment of collective responsibility and progress. Suppliers & Business Partners Suppliers and business partners play an integral role in our business model, as all product manufacturing activities are outsourced. We hold our suppliers and business partners to the same standards as ours, with a clear expectation that they operate with integrity and in strict accordance with all applicable laws and regulations as well as the principles of the Ascendis Pharma Code of Business Conduct & Ethics. This year, we have made significant progress in understanding the environmental landscape within our value chain, partly through the creation of a comprehensive heat map. This heat map provides important insights that enable us to identify the environmental impacts associated with our commercial supply chain. Additionally, we have launched a first round of supplier questionnaires. These questionnaires serve as a structured approach to gather information from our partners and suppliers to enhance our understanding of their practices and their impact on the environment. Importantly, these questionnaires will serve as the foundation for more extensive assessments in the coming years. Any potential sales and distribution partner is being assessed on various parameters, including their ESG approach. Our primary focus concerning our value chain is to gain a deeper understanding of the impacts, risks and opportunities, particularly in relation to climate, water, waste, and biodiversity and resources, present in our commercial supply chain.

An emissions reduction project – Ultra Low Temperature Freezers Our Green Team in Heidelberg, a team of people from different departments dedicated to environmental sustainability, carried out a project in 2023 to reduce energy consumption and consequently reduce the CO2e emissions of the Ultra Low Temperature (ULT) Freezers used in our laboratories. These freezers, usually running at—80°C, have now been switched to keep a temperature of—70°C. This change will result in yearly savings of 8.2 tons of CO2e emissions.

2023 Sustainability and P|ESG Reporting Ambitions – Status Ambition Status Description Collect our Scope 1 & 2 greenhouse gas Ongoing Initiated collection of our Scope 1 & 2 emissions data. emissions data and are in the process of gathering the remaining data needed to provide a comprehensive and precise representation of our climate impact. Establish a framework for identifying and Achieved Defined the scope and initiated a pilot collecting relevant Scope 3 greenhouse gas project for the collection of greenhouse gas emissions data. emissions data from the largest CDMOs in the upstream and downstream value chain of our commercial supply chain. Conduct an impact, risk and opportunity In We are still in the process of developing our assessment to identify key environmental progress updated P|ESG strategy, which will include a priorities within our operations. double materiality assessment. Continue development of our program Ongoing As part of our efforts to better understand focusing on the environmental aspects the environmental footprint within our in our supply chain and identifying key value chain, we have distributed self-environmental priorities. assessment questionnaires among our largest commercial CDMOs to identify the key environmental impacts and establish priorities for our collaboration with them. 2024 Sustainability and P|ESG Ambitions Validate and report on our Scope 1 & 2 greenhouse gas emissions data. Expand the collection of greenhouse gas emissions data throughout our upstream and downstream commercial value chain and report on 2023 Scope 3 greenhouse gas emissions for our commercial supply chains. Conduct a double materiality assessment to identify key environmental priorities within our operations. Identify key environmental impacts, risks and opportunities in our commercial supply chains.

Respecting People Policy We continuously strive towards offering good working conditions to our employees and respecting human and labor rights at all times. As a global organization, we respect and foster diversity and inclusion, and it is a key priority at Ascendis Pharma that all our employees experience that they have equal opportunities to pursue a career irrespective of gender, age, race, nationality, ethnicity, religious belief, sexual orientation or physical disability. See our full Respecting People Policy in our Code of Business Conduct & Ethics. This year, we recruited and on-boarded 224 employees globally. 2023 has been another year of significant growth for Ascendis Pharma, and we are now more than 879 skilled and passionate Ascendis Pharma employees working together across functions and locations. We are driven by science, and our employees are passionate, curious and diligent when innovating, developing, and improving products and processes. We strive to make a meaningful difference in patients’ lives by realizing our product and product candidates’ benefits for patients. Our employees are the core of everything we do, so our main focus is to attract, on-board and retain the right people so we can deliver on our ambitions. We are committed to conducting business with respect to people who work with or for Ascendis Pharma, and to people we may affect throughout our value chain. We expect our suppliers and business partners to adhere to the same principles outlined in our Respecting People Policy. In this year’s report, the Social chapter encompasses the following topics: • Employee Engagement and Development • Health & Safety • Diversity, Equity and Inclusion • People in our Value Chain • Human Rights Employee Engagement and Development With a diverse mix of ambitious talents, our company culture is characterized by being dynamic and fast-paced. This year, we have updated our global recruitment process to prioritize not only professional competencies but also team dynamics and cultural fit to attract and retain talent. Aligned with our Leadership Principles, Ascendis Pharma focuses on developing leadership capabilities across all organizational levels, as it is vital for fostering motivated and engaged employees. We continue to implement ‘Let’s Talk’ – our framework for facilitating quarterly deep dive conversations between managers and employees about Impact, Growth, Well-Being and Collaboration – topics we know to be essential for employee development and retention. In 2023, we have further strengthened competencies through training courses in Project Management and People Leadership for all employees.

The metrics showcased on this page pertain to Group Level data.

Headcount	2021			2022			2023		
	DK	DE	US	DK	DE	US	DK	DE	US
Selling, General and Administration*	74	25	137	101	34	170	118	51	185
R&D, Commercial Manufacturing	205	80	118	271	81	140	302	83	140
Total per country	**279**	**105**	**255**	**372**	**115**	**310**	**420**	**134**	**325**
Total**		**639**			**797**			**879**	

*Selling, General and Administration includes business and corporate development and commercial activities.

**All permanent employees, including part-time and excluding temporary employees and student assistants.

Gender distribution	2021			2022			2023		
	Total	Male	Female	Total	Male	Female	Total	Male	Female
Board of Directors	6	67%	33%	7	57%	43%	5	60%	40%
Executive Management**	12	67%	33%	10	60%	40%	10	50%	50%
Senior Management*,**	31	68%	32%	31	61%	39%	37	59%	41%

*For 2021 and 2022, includes Vice Presidents. From 2023 forward, Senior Vice Presidents have been included.

**Executive Management and Senior Management correspond to "Other Management Levels" as defined by Section 99b.

Turnover	2023
Employee turnover ratio	10.9%

Work-related accidents	2022	2023
Accidents* (total)	20	26
Accidents resulting in sick-leave/absence	0	1
Accidents resulting in loss of life	0	0

*An undesired registered event or exposure that gives rise to personal injury. Registered accident data covers permanent, part-time and temporary staff whilst on duty for Ascendis Pharma.

For newly hired and promoted managers, we conduct training sessions to ensure their awareness of our leadership principles, adherence to leading according to Ascendis Pharma values, and knowledge of the required tools and methods. Ongoing leadership training sessions are held to support the continuous development of our people leaders. Furthermore, at Ascendis Pharma, dedicated resources support individuals in navigating their leadership role through numerous 1:1 coaching sessions and continuous coaching processes. Additionally, we provide design and facilitation services for numerous team development sessions with emphasis on communication, collaboration and overall team performance. In our commitment to drive employee satisfaction and engagement, Ascendis Pharma employees are continuously invited to participate in employee surveys. These include, but are not limited to, on-boarding and off-boarding surveys, as well as pulse surveys on various topics, including experiences and satisfaction with working from home. Additionally, beginning this year, we are including employee turnover data in our P|ESG reporting framework. This metric, essential in assessing organizational sustainability and workforce well-being, reflects our dedication to understanding the effectiveness of our ongoing efforts to foster a supportive and stable work environment. In combination with the above-mentioned surveys, the employee turnover ratio is actively monitored and used as important input to all people initiatives around, e.g., rewards, development, culture and leadership to ensure Ascendis Pharma is continuously able to attract and retain a satisfied and engaged workforce. At the discretion of our Board of Directors and based on the recommendation of our management, employees are eligible to participate in our short-term and long-term incentive programs. P|ESG Health and Safety We comply with relevant health and safety laws and regulations and seek to conduct business in a manner that protects the health, safety and well-being of Ascendis Pharma employees. We carefully consider health and safety aspects in our daily operations, and we actively use feedback from the organization and external stakeholders to improve the health and safety of our work environment on an ongoing basis. Processes to evaluate and continuously maintain and improve the work environment are handled in the local Environment, Health & Safety organization (In Danish: Arbejdsmiljøorganisation) which consists of a Health & Safety Committee and a Health & Safety Group. In compliance with distinct national reporting requirements, each site contributes to the compilation of health and safety data. Our accidents mainly include minor incidents such as cuts, abrasions and slips. During this year’s data collection process, we identified variations in the reporting methodologies across different regions. To promote consistency and accuracy, we undertook efforts to standardize the data collection and reporting process across sites globally. Consequently, adjustments were made to the reported accident numbers, and we have retroactively applied these adjustments to previous years to maintain data comparability. This adaptation reflects our commitment to transparency and continuous improvement in safety measures. Despite the shift in reported accident numbers, our steadfast dedication to fostering a secure working environment remains unwavering.

Diversity, Equity & Inclusion We embrace the principles of diversity, equity and inclusion as the foundation of our organizational ethos. We firmly believe that fostering a diverse and inclusive workforce is not only a moral imperative but a strategic necessity for our success as a global company. Ascendis Pharma is dedicated to offering equal opportunities and fair treatment to all individuals based solely on their merits, without discrimination rooted in race, color, religion, national origin, gender identity and expression (including pregnancy), sexual orientation, age, disability, veteran status or other characteristics protected by law. Focus on diversity is embedded in all people processes, including—but not limited to—recruiting, people development, leadership development and succession planning. Reflecting this commitment, we hold a clear policy regarding our Board of Directors, emphasizing the importance of the best qualifications to drive our business. When defining equal representation, Ascendis Pharma strives for an equal representation with an acceptable range of 40/60 split to either gender in compliance with the guidelines issued by the Danish Business Authority. The overall gender diversity in leadership positions at Ascendis Pharma meets the Danish gender diversity requirements, and we have therefore not set any targets. The distribution is monitored with a formal bi-annual evaluation, so that new initiatives can be discussed and initiated if necessary. As a result of these ongoing efforts, we are proud to say that we currently maintain equal gender representation not only at the Board of Directors level but also across all management levels within our organization.

In line with our commitment to being an attractive and equitable employer, our overarching reward philosophy centers on providing an appealing and equitable compensation framework. Our compensation decisions are based on position evaluation, individual qualifications, experience and performance assessments so that employees are fairly recognized and rewarded. People in our Value Chain As mentioned in the previous Environmental section, our business relies heavily on partners and suppliers who are responsible for manufacturing our products. We expect our partners and suppliers to act with integrity and adhere to social responsibility standards as required by laws and regulations. Regarding people in our value chain, we are primarily focused on understanding the various impacts, risks and opportunities within our commercial supply chain. Our goal is to foster a more comprehensive approach to social responsibility that encompasses our value chain and aligns with our broader commitment to ethical and socially responsible practices. In 2023, we joined the Pharmaceutical Supply Chain Initiative (PSCI). With its Principles for Responsible Supply Chain Management, this membership offers ample opportunities to enhance our supply chain sustainability and reflects our committment to supporting good business practices throughout our value chain. Through collaboration with other PSCI members, we aim to promote responsible supply chain practices and further build our suppliers’ capabilities in environmental sustainability, human rights and responsible business practices where possible. Human Rights Our commitment to respecting human rights is rooted in a foundation of international standards, including the Universal Declaration of Human Rights (UNDHR), the International Covenant on Civil and Political Rights (ICCPR), its second optional protocol, and the International Covenant on Economic, Social and Cultural Rights (ICESCR). Furthermore, we aim to align our commitment with the fundamental conventions of the International Labor Organization (ILO). We acknowledge the importance of these conventions in protecting the rights of workers and consider them integral components of our approach to human rights. We therefore actively work to enhance our approach to human rights due diligence. Guided by the UN Guiding Principles on Business and Human Rights, we are focused on further integrating human rights considerations into our third party compliance approach. Our goal is for our partners and suppliers to share our commitment to upholding human rights standards and principles. Our Respecting People Policy, which includes our comprehensive Human Rights Policy, can be accessed in our Code of Business Conduct & Ethics. This policy emphasizes our commitment to human rights and serves as a vital reference for our workforce and all those engaged with our organization.

2023 Sustainability and P|ESG Reporting Ambitions – Status		
Ambition	**Status**	**Description**
Attraction, on-boarding and retention of talent to ensure we have the right people to deliver on our ambitions.	Ongoing	Updated our global recruitment process to prioritize not only professional competencies but also a teams and culture fit. Furthermore, we continue to implement a structured process for dialogue between employees and managers called 'Let's Talk' which focuses on Impact, Collaboration, Growth and Well-being.
Continuous focus on leadership development to enable the development, performance and well-being of our people.	Ongoing	Leadership development is a key focus in Ascendis Pharma, as we believe this is essential for motivated and engaged employees. We have dedicated resources to support individuals in handling their leadership role, and we conduct manager training for all newly hired managers and employees promoted to managers. Leadership training sessions are continuously carried out across all locations to support the development of our people leaders. Additionally, development sessions are designed and facilitated for teams and their leaders to support communication, collaboration and team performance.
Conduct an impact, risk and opportunity assessment to identify key social priorities within our operations.	In progress	We are still in the process of developing our updated P|ESG strategy, which will include a double materiality assessment.
Continue development of a program focusing on social aspects in our supply chain, including identifying key priorities.	Ongoing	Joined the Pharmaceutical Supply Chain Initiative (PSCI) with its Principles for Responsible Supply Chain Management. This membership provides us with resources we can leverage to improve our supply chain practices, focusing on strengthening our suppliers' capabilities in critical areas like health and safety and human rights.

2024 Sustainability and P|ESG Reporting Ambitions
Attraction, on-boarding and retention of talent to ensure we have the right people to deliver on our ambitions.
Conduct a double materiality assessment to identify key social priorities within our operations.
Establish and formalize criteria for categorizing the risk level of our CDMOs and conduct due diligence on high-risk CDMOs using self-assessment questionnaires and resources from the PSCI.
Identify key social risks in our commercial supply chains.

At Ascendis Pharma, we are committed to conducting our business in line with high ethical standards, and Business Conduct & Ethics plays a central role in our Sustainability and P|ESG reporting framework. Acting with integrity in everything we do is paramount to our ability to operate as a biopharmaceutical company and is one of the enablers of our success. In this year’s report, the Governance chapter encompasses our commitment to integrity, covering the following topics: • Business Conduct & Ethics • Anti-Bribery & -Corruption • Responsible Marketing • Policy Advocacy • Data Governance • Animal welfare The relevant compliance and ethics policies as well as detailed governance descriptions can be found in our Code of Business Conduct & Ethics. Business Conduct & Ethics The Code of Business Conduct & Ethics describes our global compliance framework as well as our policies within our entire value chain. It translates our values into consistent actions by setting out general guidelines on how to conduct business in accordance with high standards on business ethics across the world. Both our employees and selected business partners are held accountable for adhering to the Code of Business Conduct & Ethics and the associated policies and procedures. Identified breaches or concerns of potential breaches of the Code of Business Conduct & Ethics are expected to undergo meticulous review and investigation. Based on the findings, we take suitable corrective actions. Depending on the circumstances and the applicable laws governing business partners, violations may result in contract terminations. For employees, consequences can range from additional training to mitigating actions up to termination. In 2023, the Code of Business Conduct & Ethics has been reviewed, updated and approved by the Board of Directors. The updates reflect the global expansion of Ascendis Pharma as well as updates to internal processes and applicable laws and regulations. The Ascendis Pharma Global Compliance Program The Global Compliance Program serves as a cornerstone of our commitment to upholding high ethical standards and compliance with applicable laws and regulations. The program implements a risk-based approach, allowing us to prioritize the areas of most importance to our patients, our business and relevant stakeholders. The oversight and administration of the Global Compliance Program are entrusted to the Ethics & Compliance Committee consisting of senior management representatives, including our CEO. The Program encompasses our Code of Business Conduct & Ethics, the formulation and implementation of policies and procedures, risk identification and mitigation, and training initiatives spanning a wide spectrum of compliance topics. In 2023, we have focused our efforts on enhancing our Global Compliance Program and adapting it for local implementation to ensure we meet applicable requirements and expectations as we expand our commercial presence across the world. This will be a continued focus in 2024.

In 2023, we have also conducted monitoring activities to assess our own performance up against internal and external requirements and processes. This is done to encourage us to ‘walk the talk’ and to identify corrective and preventative actions. Through these monitoring activities, we have captured valuable learnings that will be used to establish a compliance monitoring framework in 2024-2025. Effective and Tailored Compliance Training Education and training are essential to foster a robust compliance culture. Our employees are obliged to complete a range of compliance trainings and modules. The training methods are chosen based on the specific topic, associated risks and individual job roles. This approach ensures that our training is tailored to address the unique needs and challenges faced by our employees. In 2023, we have successfully developed and implemented global minimum requirements for interactions with healthcare professionals, healthcare organizations and patients to promote the same standards for integrity and transparency around the world. Looking into the year of 2024, we will continue our focus on promoting integrity and transparency in our interactions by carefully monitoring the local implementation of our global minimum requirements, as well as further developing country-specific compliance guidance for expanding markets. The face-to-face trainings also promote our open-door policy, as we use them to create awareness of the Compliance team and the accessibility of relevant guidance materials as well as the open channels to be used for clarification of compliance matters. Speak Up Policy & Whistleblower Hotline We encourage and expect our employees to speak up about unethical behavior or concerns regarding potential misconduct with the Code of Business Conduct & Ethics and related policies and processes. We acknowledge that despite our continued commitment to openness and transparency in the dialogue between manager and employee, it can still be difficult for the individual employee to speak up about misconduct. In these situations, we encourage the employee to contact HR or Compliance in confidentiality or to use the Whistleblower Hotline, where it is possible to report concerns anonymously. The Whistleblower Hotline is available to anyone who suspects or has knowledge of a violation of our Code of Business Conduct & Ethics, applicable legislations or regulations, and other policies and procedures. It is our policy to prohibit retaliation against any employee who, in good faith, seeks help or reports an actual or potential violation. In line with our dedication to transparency and accountability, we are pleased to share insights into the outcomes of our Speak Up Policy & Whistleblower Hotline over the past three years. We believe these figures reflect our dedication to creating an environment where employees can confidently voice concerns without fear of retaliation. Whistleblower 2021 2022 2023 Whistleblower reports 2 1 0 Our Whistleblower Hotline can be accessed 24/7 through our website.

Third Party Compliance Our commitment to responsible business conduct extends to our business partnerships, and we expect our partners to adhere to the same ethical standards that we uphold. In 2023, we have implemented a due diligence process for our sales and distribution partners to assess their ability to align with the required standards and, if necessary, agree on potential improvement actions. In addition, we are committed to compliance as an integral part of our ongoing dialogue with sales and distribution partners. They will also be in scope of our compliance monitoring framework that includes audits. Anti-Corruption & -Bribery As part of the Ascendis Pharma Global Compliance Program, employees are trained annually on the Anti-Corruption & -Bribery Policy and the behavior that is expected from them as representatives of the company. Employees in functions that are exposed to higher risks of corruption and bribery, such as field personnel, receive additional compliance training tailored to their associated risks. Incidents of corruption and bribery are tracked through the Whistleblower Hotline where anyone can anonymously report on them. This year, there have been no reported incidents. In 2024, we will revise, as necessary, our policies and training to also meet requirements in the new markets we are entering. As we expand our global operations, we will have increasing responsibility to continuously assess the risk landscape, either directly or through partners, and adapt our trainings to mitigate them.

Anti-Corruption & -Bribery Policy The Ascendis Pharma policy prohibits all forms of corruption, bribery and kickbacks, whether they involve a Government Official or a person or company within the private sector, or they are carried out directly or indirectly through a third party. Under this policy, employees are strictly forbidden from offering, paying or authorizing payments to influence the actions of Government Officials or Healthcare Professionals, seek preferential treatment or express gratitude for favorable actions. Similarly, employees cannot solicit or accept any form of payment or valuable item intended to sway their responsibilities or express gratitude for acting in a way that improperly benefited that person. Furthermore, making payments indirectly through third parties, when such payments are impermissible if made directly by Ascendis Pharma, is explicitly forbidden. The policy emphasizes transparency and integrity in all dealings, ensuring compliance with ethical standards and legal requirements. See our full Anti-Corruption & -Bribery Policy in our Code of Business Conduct & Ethics. Responsible Marketing Promotional Review & Compliance Responsible marketing is vital so that the information disseminated about products with marketing authorization adheres to stringent regulatory standards and ethical practices. Our marketing activities are expected to be conducted in alignment with prevailing rules, regulations and our internal guidelines. Ascendis Pharma has established processes and procedures to review externally used medical and promotional materials prior to their use. In 2023, we have initiated an update of the current review processes to ensure they fit the future structure of Ascendis Pharma with products made available throughout the world. We continue our commitment to the principle that all our activities must consistently deliver up-to-date, equitable, precise, impartial and comprehensive information regarding our products. Transparent Interactions Collaborating with healthcare professionals and healthcare organizations is a necessary and vital part of our business and enables us to develop our technologies and products for the benefit of patients worldwide. Our interactions with healthcare professionals and healthcare organizations are always driven by legitimate purposes and are conducted in compliance with relevant regulations governing the involved Ascendis Pharma entity, the participants and the interaction’s location.

In 2023, we have further strengthened our internal processes for cross-border sponsorships, grants and donations through the implementation of a mandatory compliance review process. The review supports the relevant business owner with following the applicable and often complex country-specific compliance requirements. Ascendis Pharma continues to remain dedicated to transparency in our interactions and adhering to legal and regulatory disclosure requirements. Data Governance Data Ethics As an innovative biopharma company with a strong focus on patients and science, we rely on data in most aspects of our work as we strive to make meaningful improvements in patients’ lives. We acknowledge our responsibility to manage data with respect for legal certainty, the individuals’ fundamental rights and fundamental values within society, and to follow applicable laws, regulations and guidelines related to data ethics. Our long-term commitment is to further strengthen our data ethics governance and ensure data ethics training and awareness to employees who gather, generate, process, manage and retain data. This includes developing mechanisms to ethically consider our current and potential use of artificial intelligence, machine learning, data sources, data storage and algorithms in our operations. Data quality, integrity, transparency and security are key considerations to ensure we manage data ethically. Our data ethics standards equally apply when we use third parties to gather, generate, process, manage and retain data on our behalf. Data Privacy Data privacy laws and regulations around the world set out requirements on how we collect, store, use, transfer and dispose of personal data, and at Ascendis Pharma we make sure to adhere to these laws and regulations wherever we operate. We have various data privacy policies and procedures that we, as well as business partners acting on our behalf, must be aware of and live up to. When handling personal data, we take steps to keep it secure, up to date and accurate. We only process personal data where we have a legitimate business purpose for doing so. Furthermore, we are transparent about the processing, making sure that our colleagues, patients, customers and business partners are informed about the processing and their rights in relation to this, e.g., via our data privacy notifications. If we use third parties to process personal data on our behalf, we make sure that they are equally committed to safeguarding such data. To ensure this, we thoroughly assess any third parties prior to sharing personal data with them and obligate them to protect the personal data in their possession, e.g., by entering into a data processing agreement and, where relevant, a data transfer agreement. Policy Advocacy In the United States, we are required to report quarterly to Congress the costs associated with lobbying on behalf of Ascendis Pharma. This information is searchable through a public database and includes our consultants and trade association dues attributable to lobbying and the issues we lobby on.

Data Ethics Policy We recognize the fact that our utilization of data, whether it is personal or non-personal, can introduce potential risks to individuals that fall beyond the scope of existing laws. To mitigate these risks, we apply our key data ethical principles: • We ensure that the economic benefits of our work with data do not outbalance ethical considerations. • We only gather, process and retain data as long as we have a legitimate business purpose • We make sure that data is kept secure and shared in a way where individuals’ rights are protected • We only use secure systems and processes when sharing or obtaining data from third parties. • We are transparent when we engage with those who have a legitimate stake in the data we process, and we will inform and, where relevant, obtain consent from any persons or legal entities. • To the extent we leverage technologies like artificial intelligence and algorithms, we do this with the aim of being able to help patients better. See our full Data Ethics Policy in our Code of Business Conduct & Ethics.

Animal Welfare Animal studies are legally mandated by regulatory authorities and play a vital role in the development of new pharmaceuticals. In our commitment to apply the best possible welfare for animals used in the development of safe and effective human treatments at Ascendis Pharma, we have an Internal Committee for Animal Welfare. All non-clinical studies conducted by Ascendis Pharma are performed at external Contract Research Organizations (CROs), and we therefore focus on the welfare for the animals in these externally conducted studies. During 2023, multiple animal welfare audits were conducted to identify CROs that meet our high internal standards for animal welfare for the conduct of Ascendis Pharma animal studies. In addition, mandatory ethical review of all animal study plans/protocols by our Internal Committee for Animal Welfare has been implemented to ensure consistent conduct of only justified studies and with optimal animal welfare. Our principles reflect the 3R framework: Replacement, Reduction and Refinement. We provide in-house guidance on matters related to animal studies and review all animal study protocols to ensure compliance with ARRIVE* and PREPARE* guidelines. We emphasize the conduct of only necessary and scientifically sound animal studies, minimizing the use of animals in our research whenever possible. We are dedicated to only conducting animal studies at facilities that uphold the highest standards, based on EU regulations, for the housing and care of research animals. To determine that the same high standards apply to the housing and care of animals from which biological materials are derived, a comprehensive questionnaire-based audit, to address animal welfare at our second- and third-party suppliers, was initiated. P|ESG This process is ongoing, and the responses received so far have been satisfactory. With the aim of increasing the company-wide awareness of research animals and their ethical use and care, our Internal Committee for Animal Welfare hosted internal knowledge-sharing sessions to disseminate knowledge of the work of the Committee, the 3R principles and animal welfare in 2023. * ARRIVE guidelines | NC3Rs and PREPARE (norecopa.no). (ARRIVE: Animal Research: Reporting of In Vivo Experiments. PREPARE: Planning Research and Experimental Procedures on Animals: Recommendations for Excellence).

2023 Sustainability and P|ESG Reporting Ambitions – Status		
Ambition	**Status**	**Description**
Initiate further enhancement of our current third party compliance approach.	In progress	As part of our third party compliance approach, we have implemented a due diligence process to assess our sales and distribution partners.
Conduct an impact, risk and opportunity assessment, which will include KPIs to track in relation to our governance performance and identify key P|ESG priority areas.	In progress	We are still in the process of developing our updated P|ESG strategy, which will include a double materiality assessment.
Ensure local adaptation in new markets of our Global Compliance Framework.	In progress	With our growing market reach, we are continuously adapting and implementing our Global Compliance Framework to ensure local adaptation.
Use the established animal welfare framework to create a company-wide culture of care to promote consistent conduct of animal studies in adherence to the 3R principles.	Achieved	Knowledge-sharing sessions on animal welfare and mandatory ethical review of all animal study plans have been implemented to increase company-wide awareness of research animals and to promote their ethical use and care.
Expand animal welfare audits to include suppliers of biological materials to ensure that they comply with the Ascendis Pharma global animal welfare standards.	In progress	Questionnaire-based audits at our second- and third-party suppliers are conducted to determine whether our high internal standards also apply to the housing and care of animals from which biological materials are derived.

2024 Sustainability and P|ESG Ambitions
Continuous enhancement of our current third party compliance approach as well as further development of the due diligence process for high-risk business partners.
Conduct a double materiality assessment, which will include KPIs to track in relation to our governance performance and identify key P|ESG priorities.
Ensure local adaptation in new markets of our Global Compliance Framework.
Establish an approved supplier list for animal matrices used in-house and at external contract laboratories.
Increase internal awareness and knowledge of Novel Approach Methodologies (NAMs) such as in silico, in vitro and ex vivo approaches.

Sustainability & P|ESG Ambitio

In 2024, we will further align our P|ESG and Sustainability framework to upcom sustainability impacts, risks and opportunities in our operations.

Patients



Expand our global presence to reach patients around the world.

Conduct a double materiality assessment to identify key patient priorities within the scope of our Sustainability and P|ESG Reporting framework.

Launch a Patient Support Program in Germany and Austria for chronic hypoparathyroidism patients to significantly improve patient support and treatment outcomes.

Launch an Ascendis Pharma umbrella brand overarching our patient-centric initiatives to reflect our values and commitment and emphasize our dedication to prioritizing patients and their well-being at the heart of our efforts.

Build Ascendis Pharma's reputation as a rare disease industry leader by identifying patient-centric, multi-stakeholder inclusive priorities.

Advance initiatives within the advocacy environment by listening, learning and leveraging insights to uplift rare disease communities.

Environmental



Validate and report on our Scope 1 & 2 greenhouse gas emissions data.

Expand the collection of greenhouse gas emissions data throughout our upstream and downstream commercial value chain, and report on 2023 Scope 3 greenhouse gas emissions for our commercial supply chains.

Conduct a double materiality assessment to identify key environmental priorities within our operations.

Identify key environmental impacts, risks and opportunities in our commercial supply chains.

P|ESG

2024 regulations by conducting a double materiality assessment to identify Social Attraction, on-boarding and retention of talent to ensure we have the right people to deliver on our ambitions. Continuous focus on leadership development to enable the development, performance and well-being of our people. Conduct a double materiality assessment to identify key social priorities within our operations. Establish and formalize criteria for categorizing the risk level of our CDMOs and conduct due diligence on high-risk CDMOs using self-assessment questionnaires and resources from the PSCI. Identify key social risks in our commercial supply chains. Governance Continuous enhancement of our current third party compliance approach as well as further development of the due diligence process for high-risk business partners. Conduct a double materiality assessment to identify key governance priorities within the scope of our Sustainability and P|ESG Reporting Framework. Ensure local adaptation in new markets of our Global Compliance Framework. Establish an approved supplier list for animal matrices used in-house and at external laboratories. Increase internal awareness and knowledge of Novel Approach Methodologies (NAMs) such as in silico, in vitro and ex vivo approaches.

This report may contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and finan-cial performance and condition, including with relation to our sustainability efforts. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as ‘aim’, ‘anticipate’, ‘assume’, ‘believe’, ‘contemplate’, ‘continue’, ‘could’, ‘due’, ‘estimate’, ‘expect’, ‘ goal’, ‘intend’, ‘may’, ‘objective’, ‘plan’, ‘predict’, ‘potential’, ‘positioned’, ‘seek’, ‘should’, ‘target’, ‘will’, ‘would’, and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include our plans for 2024 and onwards with respect to our Sustainability and P|ESG strategy and ambitions. These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate, perhaps materially so. The forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events. Moreover, certain of this information is subject to assumptions, estimates, or third-party information that we have not independently verified, as well as standards that are still evolving and may be subject to change. Moreover, while we aim to align certain of our disclosures and initiatives with the recommendations and expectations of various third-party frameworks, we cannot guarantee strict adherence to these frameworks’ recommendations. Our disclosures, as well as relevant internal controls, based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. Finally, website and document references in this report are provided for convenience only; absent express language to the contrary, such materials are not incorporated to this report

Ascendis®

Ascendis Pharma A/S
(Company Reg. No. 29918791)
Tuboborg Boulevard 12 2900 Hellerup Denmark
Tel: +45 70 22 22 44

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